Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Puroast Coffee Company, Inc.
905 W. Market Center Dr
High Point, NC 27260
https://puroast.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Puroast Coffee Company, Inc.
Address: 905 W. Market Center Dr, High Point, NC 27260
State of Incorporation: FL
Date Incorporated: March 21, 2021

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Undefined security when the company raises $3,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $40,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Undefined security

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Non-voting, except as required by law

*Bonus discount subject to adjustment of bonus discounts for StartEngine SAFE holders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: Existing customers of Puroast Coffee Company will receive a 3% addition to the base discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 2% addition to the base discount + a $25 gift card to use on our website.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 3% addition to the base discount + a $50 gift card to use on our website.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 4% addition to the base discount + a $100 gift card to use on our website.

Flash Perk: Invest $2,500+ between days 60 - 65 and receive a 1% addition to the base discount + a $15 gift card to use on our website.

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive a $25 coffee credit.

Tier 2 Perk: Invest $1,000+ and receive Puroast Custom Travel Mug + $50 coffee credit.

Tier 3 Perk: Invest $2,500+ and receive Puroast Investor Gift Box + $150 coffee credit.

Tier 4 Perk: Invest $5,000+ and receive Puroast Investor Gift Box + $300 coffee credit.

Tier 5 Perk: Invest $10,000+ and Puroast Investor Gift Box + $500 coffee credit + 5% addition to the base discount.

Tier 6 Perk: Invest $25,000+ and Puroast Investor Gift Box + $600 coffee credit + (2) $100 gift+invite to Puroast Coffee Facility StartEngine Puroast Investor Day + 10% addition to the base discount.

Tier 7 Perk: Invest $50,000+ and Puroast Investor Gift Box + $800 coffee credit + (5) $100 gift+invite to Puroast Coffee Facility StartEngine/Puroast Investor Day + 10% addition to the base discount.

*Puroast Investor Box – Travel Coffee Mug, 1 Exclusive Puroast Blends, Puroast T-Shirt/Puroast Hat

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Puroast Coffee Company, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Puroast Coffee is a corporation that manufactures, packages and markets low acid coffee designed to deliver an excellent coffee experience with the potential health benefits of a proven low acid coffee . The Company's business model centers on direct-to-consumer e-commerce and retail sales through major outlets such as Amazon, Kroger, and Publix, with future distribution planned through global retailers including Walmart, Costco, and Rakuten. Puroast offers a proprietary, patent-pending roasting process that reduces acid by 70% while retaining 100% pure coffee flavor, positioning the brand as a disruptive force in both the wellness and coffee industries. Its products are backed by published academic research and clinical data from institutions such as the University of California, Davis and NC A&T State University.

The company maintains competitive advantages through intellectual property, including a pending patent (No. 20843746.7) on its roasting process, as well as proprietary technology in combustion systems, in-house manufacturing, e-commerce analytics, and USA-built hardware. These capabilities enable Puroast to control production quality, optimize margins, and scale operations efficiently across various product formats and retail environments.

Puroast Coffee was founded in 1993 in the state of California. In 2022 it converted to Puroast Coffee Company, Inc. a Florida corporation.

Competitors and Industry

The global coffee industry is valued at approximately $215 billion, with an expanding niche market for low acid coffee projected at $18 billion in the U.S. alone. Increasing consumer awareness around digestive health and acidity in food and beverages is driving demand for gut-friendly alternatives. With about 30% of American adults experiencing acid reflux weekly, Puroast is well-positioned to serve this growing demographic by offering a scientifically validated, health-conscious coffee product.

Within this evolving market, Puroast faces competition from major coffee brands, including Folgers, which promotes a "Simply Smooth" product that does not meet the scientific standards for low acid coffee. Numerous e-commerce competitors make unsubstantiated low acid claims, creating consumer confusion. Puroast differentiates itself through peer-reviewed scientific validation, a proprietary production process, and strong brand integrity around accurate labeling. The company's strategic media partnership with Sinclair Broadcasting will further amplify consumer awareness and highlight its leadership in the emerging low acid category.

Current Stage and Roadmap

Puroast's products are currently in the market and generating revenue across multiple channels, including online platforms and national retailers. The company operates a scalable, proprietary manufacturing system that allows it to convert coffee beans from any origin into certified low acid coffee, ensuring both flexibility and consistency. With proven demand and strong unit economics, Puroast is now focused on increasing production capacity and optimizing operations to support rapid growth. Its in-house manufacturing gives the company an edge in pricing and gross margin over many competing brands who contract out their production.

Looking ahead, Puroast plans to expand its product offerings with an espresso capsule line and open one to two new branded coffeehouse locations by mid-2026. The Company aims to pursue licensing opportunities to extend its technology and brand footprint. Strategic capital will be allocated toward automation, marketing, and further intellectual property development to reinforce Puroast's leadership in the wellness beverage sector.

The Team

Officers and Directors

Name: Kerry Michael Sachs

Kerry Michael Sachs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: January, 1998 - Present
  Responsibilities: I oversee financial and administrative operations for the company, and have directed prior capitalization efforts

Name: James Murphy Sachs

James Murphy Sachs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: February, 2007 - Present
  Responsibilities: I am co-founder and COO of Puroast Coffee Company, I will be directly engaged in all aspects of the due diligence with all prospective investors.

Name: Hector Luis Gutierrez Durand

Hector Luis Gutierrez Durand's current primary role is with Istmo Consulting & Advisory. Hector Luis Gutierrez Durand currently services 8 to 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and external CFO
  Dates of Service: March, 2020 - Present
  Responsibilities: I support the financial reporting preparation, oversee annual tax compliance, oversee processes integration and participate on board discussions and decisions.

Other business experience in the past three years:

- Employer: Istmo Consulting & Advisory
  Title: Partner
  Dates of Service: June, 2019 - Present
  Responsibilities: I am a partner in Istmo a consulting firm based in Panama. We specialize in strategic solutions to clients, including corporate governance, growth strategy, M&A, financing readiness, finance operations improvement

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our

sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Puroast Coffee Company, Inc. is an early growth stage company that has achieved some periods of profitability. Our current and proposed operations are subject to the business risks associated with early growth enterprises, including fluctuations in operating results as the Company responds to market developments, manages growth, and faces competition, such as in the low-acid coffee market (as evidenced by ongoing litigation with a major retailer). We will only be able to pay dividends on any shares if our directors determine that the Company is financially able to do so. While Puroast Coffee Company, Inc. has generated moderate revenues since inception and experienced some periods of profitability, it has also incurred net losses. There is no assurance that we will sustain consistent profitability in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company
We are an early growth stage company with a moderate customer base, moderate revenue, and a limited operating history. Puroast Coffee Company, Inc. has a short history and has achieved limited periods of profitability. If you are investing in our company, it's because you believe our low-acid coffee product is a good idea, that the team will successfully market and sell the product, and that we can price it appropriately and reach enough customers to ensure the Company's success. However, we have only achieved limited periods of profitability, and there is no assurance that we will sustain consistent profitability in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial

condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-

quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

History of Legal Proceedings
Since its inception, Puroast Coffee Company and its CEO have been involved in several lawsuits and other legal disputes. Most of these cases related to everyday business issues, such as disagreements with suppliers, freight carriers, or service providers over contracts, payments, or product performance. All of these matters have been resolved except that described below—either settled, or were dismissed. In some cases, courts entered default or collection judgments against the Company. The Company has also been named in a few other types of cases, including trademark, employment, and consumer labeling disputes. These cases have since been concluded, and management is not aware of any ongoing or material liabilities arising from them. The Company's only currently active litigation involves Puroast as plaintiff with Trader Joe's as defendant, which is pending in the U.S. District Court for the Southern District of Florida. While the Company believes that these past cases have not had, and are not expected to have, a material effect on its operations, there is no guarantee that future legal disputes will not occur. Defending or settling any new or existing claims could be expensive, could distract management from running the business, and could negatively affect the Company's financial condition or reputation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Domingo DaCorte	59,358	Common Stock	
Domingo DaCorte	261,359	Preferred Series A	15.8%
Domingo DaCorte	53,210	Preferred Series B	
Kerry Sachs	284,844	Common Stock	14.3%
Kerry Sachs	12,460	Preferred Series A	
James Sachs	285,619	Common Stock	14.2%
James Sachs	7,500	Preferred Series A	

The Company's Securities

The Company has authorized Common Stock, Preferred Series A, Preferred Series B, SAFE, and Crowdfunding SAFE.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,516,569 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 131,000 shares to be issued pursuant to outstanding stock options.

Preferred Series A

The amount of security authorized is 676,086 with a total of 630,859 outstanding.

Voting Rights

Holders of shares of Series A and Series B Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such shares of Series A and Series B Preferred Stock could be converted, pursuant to the provisions hereof, at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise provided herein or as required by law, the holders of shares of Series A and Series B Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

Such rights include, namely:

Dividend Provisions

Liquidation Preference

See Exhibit F for additional information.

Preferred Series B

The amount of security authorized is 225,914 with a total of 224,745 outstanding.

Voting Rights

Holders of shares of Series A and Series B Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such shares of Series A and Series B Preferred Stock could be converted, pursuant to the provisions hereof, at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise provided herein or as required by law, the holders of shares of Series A and Series B Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

Such rights include, namely:

Dividend Provisions

Liquidation Preference

See Exhibit F for additional information.

SAFE

The security will convert into Next shares (as defined below) and the terms of the SAFE are outlined below:

Amount outstanding: $2,000,000.00
Maturity Date: February 26, 2029
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Converts upon an Equity Financing of $3,000,000 or Liquidity Event

Material Rights

(a) Equity Financing.

If a Qualified Next Equity Financing is consummated before the termination of this SAFE, upon the closing of such Qualified Next Equity Financing, this SAFE will automatically convert into a number of shares of Next Shares equal to the greater of (i) the Equity Value divided by the Discount Price; and (ii) the Equity Value divided by the Standard Price.

In connection with the automatic conversion of this SAFE into Next Shares and any additional acquisition of Next Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Qualified Next Equity Financing as may reasonably be requested by the board of directors of the Company; provided, that such transaction documents are substantially the same form as used for other investors in the Qualified Next Equity Financing and entered into between the Company and the investors in the Qualified Next Equity Financing; and provided, further, that such transaction documents (i) have customary exceptions to any drag-along applicable to the Investor; (ii) have limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (iii) do not subject the Investor to, or obligate the Investor to agree to, any restrictive covenants.

(b) Corporate Transaction.

If a Corporate Transaction is consummated before the termination of this SAFE, immediately at the closing of such Corporate Transaction the Investor will be entitled to receive by wire transfer of immediately available funds to an account designated by Investor a portion of the Proceeds (the "Proceeds Payment") equal to the amount which would be receivable on shares of Default Preferred Stock (as defined in paragraph (d) of this Section 1), had such shares been issued. Investor's right to receive the proceeds set forth in the immediately preceding sentence shall be senior in right to payment on shares of Common Stock of the Company ("Common Stock") and Series A Preferred Stock of the Company ("Series A Preferred Stock") and pari passu with shares of Series B Preferred Stock of the Company ("Series B Preferred Stock"). If any of the Company's stockholders are given a choice as to the form and amount of Proceeds to be received in a Corporate Transaction, the Investor will be given the same choice.

(c) Dissolution.

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive by wire transfer in immediately available funds to an account designated by Investor the Proceeds Payment. Investor's right to receive the proceeds set forth in the immediately preceding Preferred Stock shall have rights, preferences, privileges, and restrictions no less favorable than those of the Series B Preferred Stock, but priced at, and with dividend and liquidation, etc. preferences calculated on, the Standard Price. Default Preferred Stock shall include a redemption right at its original issuance price beginning one year after issuance.

(e) Termination.

This SAFE will automatically terminate immediately following the earliest to occur of the following: (i) issuance of Shares to the Investor on conversion of this SAFE; or (ii) the payment of amounts due to the Investor pursuant to Section 1(b) or Section 1(c). Notwithstanding the foregoing, the Investor's information rights pursuant to Section 5(b) shall survive termination to the extent set forth in Section 5(b).

"Next Shares" means the shares of the series or class of Shares issued to the investors investing new money in the Company in connection with the Qualified Next Equity Financing at the valuation and on the same terms and conditions applicable to such series or class of Shares.

"Equity Value" means, at any time, Two Million U.S. Dollars ($2,000,000).

"Shares" means the shares of capital stock of the Company, including, without limitation, the Common Stock, Series A Preferred Stock of the Company and Series B Preferred Stock of the Company and any additional shares of capital stock of the Company. If there is a change in the Company's capital structure by virtue of a conversion or similar transaction that affects the capital structure, "Shares" shall refer to the equivalent shares of capital stock of the Company following such conversion or other transaction.

"Standard Price" means the quotient of (i) $34,200,000 divided by (ii) the number of Shares, calculated on a full dilution, full conversion basis, without inclusion or consideration of this SAFE.

Crowdfunding SAFE

The security will convert into An undefined security and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Converts upon an Equity Financing of $3,000,000 or Liquidity Event

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $2,000,000.00
  Use of proceeds: Media, Television and digital advertising
  Date: February 26, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $5,918,267 compared to $5,399,266 in fiscal year 2024.

Revenue decreased by approximately $519,000 (8.8%) year-over-year. This decline occurred despite the Company's continued operations across multiple sales channels including wholesale distribution, direct-to-consumer e-commerce, and the Miami coffeehouse location. The revenue decrease coincided with increased marketing expenditures in 2024, as the Company invested in brand building and customer acquisition that has not yet translated to higher sales. Additionally, sales discounts and refunds more than doubled from $143,569 in 2023 to $312,017 in 2024, which also contributed to the net revenue decline.

Cost of Sales

Cost of Sales for fiscal year 2023 was $2,504,413 compared to $1,940,892 in fiscal year 2024.

Cost of Sales decreased by approximately $563,500 (22.5%) year-over-year. This significant reduction in cost of sales, combined with the revenue decrease, improved operational efficiency and bettered cost management in the production and procurement processes. The Company may have benefited from better supplier terms, more efficient roasting operations at its Highpoint, North Carolina facility, or improved inventory management practices.

Gross Margins

Gross margins for fiscal year 2023 were $3,270,285 (55.3% of revenue) compared to $3,146,357 (58.3% of revenue) in fiscal year 2024.

While absolute gross margin decreased by approximately $124,000, the gross margin percentage actually improved from

55.3% to 58.3%. This 3-percentage-point improvement demonstrates that despite lower overall sales, the Company achieved better profitability on each dollar of revenue. The improved margin rate reflects the substantial decrease in cost of goods sold relative to the smaller decline in revenue, indicating more efficient production operations and potentially a shift toward higher-margin product mix.

Expenses

Expenses for fiscal year 2023 were $3,629,484 compared to $4,013,946 in fiscal year 2024.

Operating expenses increased by approximately $384,500 (10.6%) year-over-year. The primary driver was a significant increase in Advertising and Marketing expenses, which rose from $1,431,681 in 2023 to $1,863,622 in 2024—an increase of approximately $432,000 (30.2%). This reflects the Company's strategic investment in growth initiatives ahead of its planned Regulation CF crowdfunding campaign. Payroll expenses decreased slightly from $1,059,717 to $1,017,901, while General and Administrative expenses remained relatively flat, decreasing from $872,762 to $866,638. The substantial marketing investment has not yet generated corresponding revenue growth, contributing to the increased net loss for 2024.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because the Company is making significant strategic investments in marketing and brand development that have not yet matured into revenue growth. Past cash was primarily generated through sales and equity investments, supplemented by debt financing including a $2.9 million SBA-guaranteed loan obtained in late 2023.

Puroast invested significant resources in 2023 and 2024, to convert the company from a primarily wholesale company (Retail) into a primarily ecommerce (Direct) sales business. This investment is paying off in 2025, with a rapid turn towards positive EBITDA and reduced Net Losses. The preliminary EBITDA for the 9 months ending September 30, 2025, amounts to $14,789 versus a negative EBITDA of $(754,214) for the same period in 2024. The preliminary Net Loss for this same 9 month period in 2025, amounts to $(467,273), compared to $(1,138,750) recorded for the 9 months ending September 30, 2024. Improvements in reduction of COGs, increased Gross Margins, and more efficient marketing and sales investments are responsible for this performance.

In late 2023, Management chose the Ecommerce model through online platforms led by Amazon, due to favorable economics for selling packaged coffee via these channels. Alongside this, the company's Web sales have grown 33% during the same period. The resources from this Offering will be used to enhance momentum gained from these prior pivotal investments, to drive growth and net profit.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2025, the Company has capital resources available in the form of $300,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. However, these funds are required to support the growth of our e-commerce business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for an additional 2 months. This is based on a current monthly burn rate of $10,000 for expenses related to inventory purchases.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a projected monthly burn rate of $50,000 for 10 months and $25,000 for 14 months after that, for a total

$850,000 for expenses related to marketing, inventory, debt reduction and general growth investments.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises and lines of credit.

Indebtedness

- Creditor: U.S. Small Business Administration (COVID-19 EIDL)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 06, 2050
  Interest-only payments currently; secured by Company assets; long-term repayment structure with principal payments scheduled to begin in future periods.

- Creditor: U.S. Small Business Administration (via guaranteed loan)
  Amount Owed: $2,771,949.00
  Interest Rate: 10.0%
  Maturity Date: November 29, 2034
  Proceeds used to refinance existing debt, pay related fees, and provide working capital; personally guaranteed by Kerry Sachs (CEO) and James Sachs (COO); secured by Company assets.

- Creditor: Triad Business Bank (Asset-Based Line of Credit)
  Amount Owed: $494,801.00
  Interest Rate: 9.0%
  Maturity Date: May 21, 2026
  Revolving facility up to $750,000; secured by accounts receivable and inventory; personally guaranteed by Kerry Sachs and James Sachs; subject to borrowing base formula and financial covenants. The interest rate is Prime + 0.50%.

- Creditor: Wells Fargo Bank (Business Line of Credit)
  Amount Owed: $41,569.00
  Interest Rate: 15.75%
  Maximum credit of $56,300; unsecured; personally guaranteed by Kerry Sachs; held by subsidiary Puroast Florida Brewers Cafe, LLC.

- Creditor: Crescent Ford Inc. (Vehicle Retail Installment Contract)
  Amount Owed: $47,675.00
  Interest Rate: 8.49%
  Maturity Date: January 19, 2030
  Secured by 2022 Ford vehicle purchased for $52,675 with $5,000 down payment; standard installment payment terms.

- Creditor: Itria Ventures LLC (Receivables Financing/Merchant Cash Advance)
  Amount Owed: $69,357.00
  Interest Rate: 0.0%
  Purchased $93,000 of future receivables for $75,000 net proceeds; repayment via 2.36% of weekly receivables or fixed $1,192 weekly payment; personally guaranteed by Kerry Sachs.

- Creditor: Operating Loan (renewed)
  Amount Owed: $31,816.00
  Interest Rate: 19.99%
  Maturity Date: November 07, 2025
  Originally $100,000 in October 2023, matured October 2024; renewed for $33,000 in November 2024; variable rate structure.

- Creditor: GreenSky (via partner bank installment loan)
  Amount Owed: $4,964.00
  Interest Rate: 21.99%
  Maximum capacity $8,231; Shopping Pass program for approved merchants; secured by goods/services purchased; held by subsidiary Puroast Florida Brewers Cafe, LLC.

- Creditor: Kerry Sachs and James Sachs
  Amount Owed: $65,001.00
  Interest Rate: 10.0%
  Maturity Date: Earlier of: (i) 730 days from November 21, 2018, (ii) closing of anticipated SAFE, (iii) sale of Series C Preferred Shares, or (iv) sale of Company to single owner Material Rights: Simple interest; interest payable monthly; no principal due until maturity; related party loans from CEO and COO.

Related Party Transactions

- Name of Person: Kerry Michael Sachs
  Relationship to Company: Chief Executive Officer and majority shareholder
  Nature / amount of interest in the transaction: $25,000 loan principal plus accrued interest (approximately $32,500 total as of December 31, 2024)
  Material Terms: 10% annual simple interest rate; interest-only monthly payments; principal due at maturity triggered by qualified financing event or sale; issued November 21, 2018; personally guarantees multiple Company debt facilities.

- Name of Person: James Sachs
  Relationship to Company: Chief Operating Officer and shareholder
  Nature / amount of interest in the transaction: $25,000 loan principal plus accrued interest (approximately $32,500 total as of December 31, 2024)
  Material Terms: 10% annual simple interest rate; interest-only monthly payments; principal due at maturity triggered by qualified financing event or sale; issued November 21, 2018; personally guarantees multiple Company debt facilities.

- Name of Entity: Carbon Cycle Inc.
  Names of 20% owners: Kerry Sachs
  Relationship to Company: Entity owned by Company's CEO
  Nature / amount of interest in the transaction: Professional consulting fees of $25,500 in 2024 and $19,875 in 2023
  Material Terms: Consulting services primarily related to construction of plant machinery, particularly coffee roasters; arms-length transactions for specialized technical services.

Valuation

Valuation Cap: $40,000,000.00

Valuation Cap Details:

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- CapEx
  25.0%
  Packaging equipment, materials handling

- Marketing
  40.0%
  Retail entry, brand building

- Team Expansion
  7.0%
  Operations, R&D, sales, marketing hires

- IP and Product Development
  5.0%
  New products, patent profile, process improvements

- Coffeehouse Expansion
  5.5%
  We plan to open a new coffee house in 2026.

- Working Capital and Debt Service
  10.0%
  Inventory, Debt

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- CapEx
  25.0%
  Packaging equipment, materials handling

- Marketing
  40.0%
  Retail entry, brand building

- Team Expansion
  7.0%
  Operations, R&D, sales, marketing hires

- IP and Product Development
  5.0%
  New products, patent profile, process improvements

- Coffeehouse Expansion
  5.5%
  We plan to open a new coffee house in 2026.

- Working Capital, Accounting Fees and Debt Service
  10.0%
  Inventory, Debt

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://puroast.com/ (https://puroast.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/puroast

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Puroast Coffee Company, Inc.

[See attached]

Puroast Coffee Company, Inc.
(the "Company")
a Florida Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Puroast Coffee Company, Inc. Management

We have reviewed the accompanying financial statements of Puroast Coffee Company, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 1, 2025

PUROAST COFFEE COMPANY, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	334,054	1,283,305
Accounts Receivable		429,255	509,901
Prepaid Expenses		167,513	141,036
Inventory		663,714	637,966
Other Current Assets		-	2,932
Total Current Assets		1,594,536	2,575,139
Non-Current Assets:			
Fixed Assets - Net	$	1,761,956	1,824,364
Right of Use Asset		439,674	684,097
Security Deposit		36,274	52,028
Total Non-Current Assets		2,237,904	2,560,489
TOTAL ASSETS	$	3,832,440	5,135,628
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	361,165	229,735
Accrued Expenses		83,941	90,640
Line of Credit		536,370	448,519
Loan Payable - Short Term		36,780	46,203
Receivable Financing - Current		69,537	-
Loan Payable - Related Parties		65,001	65,001
Lease Liability - Short Term		277,379	262,064
Total Current Liabilities	$	1,430,174	1,142,163
Non-Current Liabilities:			
Loan Payable - Long Term	$	2,954,887	3,024,973
Lease Liability - Long Term		158,064	435,443
Convertible Notes		-	-
Total Non-Current Liabilities	$	3,112,951	3,460,416
TOTAL LIABILITIES		4,543,125	4,602,579
EQUITY			
Common Stock	$	-	-
Preferred Stock Series A		-	-
Preferred Stock Series B		-	-
Additional Paid In Capital		9,936,126	9,936,126
Treasury Shares		(77,248)	-
Accumulated Deficit		(10,569,562)	(9,403,077)
TOTAL EQUITY	$	(710,684)	533,049
TOTAL LIABILITIES AND EQUITY	$	3,832,440	5,135,628

See Accompanying Notes to these Unaudited Financial Statements

PUROAST COFFEE COMPANY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Sales Revenue	$	5,399,266	5,918,267
Sales Discounts & Refunds		(312,017)	(143,569)
Cost of Goods Sold		(1,940,892)	(2,504,413)
Gross Profit	$	3,146,357	3,270,285
Operating Expenses			
Advertising and Marketing	$	1,863,622	1,431,681
Payroll Expenses		1,017,901	1,059,717
General and Administrative		866,638	872,762
Operating Lease Expense		259,612	259,612
Depreciation Expense		6,172	5,713
Total Operating Expenses		**4,013,946**	**3,629,484**
Total Loss from Operations	$	**(867,588)**	**(359,199)**
Other Income (Expense)			
Interest Income	$	15,591	3,881
Other Income		1,750	198,075
Interest Expense		(363,045)	(145,500)
Other Expenses		(42,355)	(105,750)
Total Other Income (Expense)		**(388,060)**	**(49,294)**
Net Income (Loss)	**$**	**(1,255,648)**	**(408,493)**

See Accompanying Notes to these Unaudited Financial Statements

PUROAST COFFEE COMPANY, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock Series A		Preferred Stock Series B					
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Treasury Shares	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/23	1,425,318	-	630,859	-	224,745	-	9,786,126	-	(8,980,092)	806,034
Issuance of Common Stock	37,500	-	-	-	-	-	150,000	-	-	150,000
Prior Period Adjustment	-	-	-	-	-	-	-	-	(14,492)	(14,492)
Net income (loss)	-	-	-	-	-	-	-	-	(408,493)	(408,493)
Ending balance at 12/31/23	1,462,818	-	630,859	-	224,745	-	9,936,126	-	(9,403,077)	533,049
Repurchase of Shares	-	-	(77,248)	-	-	-	-	(77,248)	-	(77,248)
Prior Period Adjustment	-	-	-	-	-	-	-	-	89,162	89,162
Net income (loss)	-	-	-	-	-	-	-	-	(1,255,648)	(1,255,648)
Ending balance at 12/31/24	1,462,818	-	553,611	-	224,745	-	9,936,126	(77,248)	(10,569,563)	(710,685)

See Accompanying Notes to these Unaudited Financial Statements

PUROAST COFFEE COMPANY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,255,648)	(408,493)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		89,162	(14,492)
Depreciation Expense		6,172	5,713
Accounts Receivable		80,645	22,048
Prepaid Expenses		(26,477)	(141,036)
Inventory		(25,748)	(10,062)
Other Current Assets		2,932	(2,298)
Security Deposit		15,754	-
Accounts Payable		131,430	(18,663)
Accrued Expenses		(6,699)	(73,797)
Right of Use Asset		244,422	239,111
Lease Liability		(262,064)	(241,912)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		249,529	(235,388)
Net Cash provided by (used in) Operating Activities	$	(1,006,119)	(643,882)
INVESTING ACTIVITIES			
Acquisition of Fixed Assets	$	56,236	24,751
Net Cash provided by (used in) Investing Activities	$	56,236	24,751
FINANCING ACTIVITIES			
Loan Payable	$	(79,508)	1,898,719
Receivable Financing - Current		69,537	-
Line of Credit		87,851	96,764
Loan Payable - Related Parties		-	140
Convertible Notes		-	(400,000)
Additional Paid In Capital		-	150,000
Repurchased Shares		(77,248)	-
Net Cash provided by (used in) Financing Activities	$	632	1,745,623
Cash at the beginning of period		1,283,305	156,812
Net Cash increase (decrease) for period	$	(949,250)	1,126,492
Cash at end of period	$	334,054	1,283,305

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Puroast Coffee Company, Inc. ("the Company") was incorporated in Florida on March 24th, 2021. The Company is a specialty coffee producer utilizing a proprietary roasting process inspired by traditional Venezuelan methods, resulting in coffee with reduced acidity and enhanced quality characteristics. Its products are manufactured at its plant in Highpoint, North Carolina. The Company earns revenue by selling roasted coffee products, ready-to-drink beverages, and related merchandise through direct-to-consumer channels, retail distribution, online sales, and foodservice partnerships across the United States. The Company's headquarters is in Miami, Florida. The Company also operates a subsidiary coffeehouse, Puroast Florida Brewers Cafe, LLC, located in Miami, Florida. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF to raise operating capital to support its growth.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Puroast Florida Brewers Cafe, LLC, a Florida limited liability company formed on February 19, 2015. The subsidiary was consolidated with the Company beginning in 2022. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $334,054 and $1,283,305 in cash and cash equivalents as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2024 and 2023, the Company does not deem an allowance necessary.

As of December 31, 2024 and 2023, the accounts receivable amounts to $429,255 and $509,901, respectively.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and 2023 amounted to $663,714 and $637,966, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that substantially increase the productive capacity or extend the useful life of an asset are capitalized. Routine maintenance and repairs are expensed as incurred. Upon retirement or sale of assets, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Approximately 96% of depreciation expense is included in cost of goods sold, with the remaining 4% classified as operating expenses.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Plant Equipment	5-20	2,397,668	2,394,486
Leasehold Improvements	15	208,101	208,101
Machinery & Equipment	3-10	144,744	137,947
Machinery in Process	-	87,690	50,690
Vehicles	3-5	51,300	9,168
Furniture & Fixture	5-15	30,405	30,405
Others	3-7	27,880	25,087
Less Accumulated Depreciation		(1,185,831)	(1,031,519)
Totals		**1,761,956**	**1,824,364**

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through wholesale channels, direct sales to major supermarket chains, distribution partners, and direct-to-consumer transactions. Amazon is the largest wholesale customer; payments from Amazon are typically collected within one week. Payments for other direct sales are generally collected at the point of sale. Direct-to-consumer orders are shipped within 24 hours, with delivery in one to three days depending on the freight provider; payments are received at the time of sale. The Company's primary performance obligation is satisfied upon delivery of coffee products to the customer, consistent with the respective contractual terms.

Revenue is also generated through the Company's subsidiary coffeehouse in Miami, Florida. Payments for in-store sales are collected immediately at the point of sale, while third-party delivery platforms generally remit payment within one week. The Company recognizes revenue when control of the coffee products is transferred to customers, which occurs at the point of sale for both in-store and delivery platform transactions.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of legal fees, dues and subscriptions, insurance, delivery services, subcontractor labor, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	131,000	1.19
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2023	131,000	1.19
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2024	131,000	1.19
Options exercisable, December 31, 2024	131,000	1.19

All shares were vested and exercisable as of 12/31/2024.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2018, the Company had outstanding loans payable to related parties, Kerry Michael Sachs, Chief Executive Officer, and James Sachs, Chief Operating Officer, each in the amount of $25,000. The loans bear simple interest at a fixed rate of 10% per annum. See Note 5 for additional details.

During the years ended December 31, 2024 and 2023, the Company incurred professional fees of $25,500 and $19,875, respectively, with Carbon Cycle Inc., an entity owned by Kerry Sachs, the Company's Chief Executive Officer, for consulting services primarily related to the construction of plant machinery, primarily coffee roasters.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in any litigation, nor is it aware of any threatened litigation against it or any of its officers, except for the pending tax claim from the Florida Department of Revenue, as described in below. Other than this matter, the Company is in compliance with all relevant laws and regulations and does not have any additional long-term commitments or guarantees

On April 22, 2024, the Company was notified by the Florida Department of Revenue of a claim related to unreported sales taxes on Uber Eats transactions for the three years ended December 31, 2023. The initial assessment was $214,714.88, including penalties and interest. After year-end, penalties and interest were waived, reducing the claim to approximately $127,000. The Company, in consultation with legal counsel, is actively negotiating the matter. Management believes that the final settlement will likely be significantly lower than the assessed amount. However, because the ultimate outcome cannot be reasonably estimated, no accrual for this contingency has been recorded in the accompanying financial statements.

Operating Leases

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases.

On April 15, 2015, the Subsidiary entered into a non-cancellable operating lease agreement with Tobacco Road Property Holdings, LLC for its premises located at 632 South Miami Avenue, Miami, Florida. The original lease agreement was entered into on April 15, 2015 and has been amended multiple times, most recently through the Sixth Addendum dated August 31, 2023. The Lease was further amended to extend the lease term for an additional twenty-four (24) months commencing November 1, 2025. The new termination date is October 31, 2027.

Additionally, on December 3, 2020, the Company entered into a commercial lease agreement with The Johnson Family Alpha Limited Partnership for premises located at Market Center Drive, High Point, North Carolina, covering approximately 3.69 acres. The lease commenced on January 1, 2021 and is scheduled to expire on January 30, 2026.

Lastly, on May 6, 2021, the Company entered into an equipment lease agreement with Vesco Material Handling Equipment, Inc. covering one new Toyota Model forklift located at Market Center Drive, Greensboro, North Carolina. The lease is for a term of sixty-four (64) months beginning on May 6, 2021 and ending on September 6, 2026.

	Year Ending
Lease expense	2024-12
Operating lease expense	259,612
Total	259,612
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	277,254
Weighted-average remaining lease term in years for operating leases	2.51
Weighted-average discount rate for operating leases	0.03
Maturity Analysis	Operating
2025-12	286,767
2026-12	90,234
2027-12	73,710
Total undiscounted cash flows	450,711
Less: present value discount	(15,268)
Total lease liabilities	435,443

NOTE 5 – LIABILITIES AND DEBT

Loans Payable:

In February 2019 the Subsidiary was approved for an installment loan program offered through GreenSky, a financial technology company that facilitates consumer loans through partner banks, with a maximum borrowing capacity of $8,231. The loan has a stated annual percentage rate of 21.99% and is accessed through a Shopping Pass for use with approved merchants. Repayment terms extend up to 180 months, with monthly payments varying based on the amount and timing of purchases. The loan is secured by the goods or services purchased with the proceeds. As of December 31, 2024 and 2023, the outstanding balances were $4,964 and $6,203, respectively.

On May 6, 2020, the Company entered into a COVID-19 Economic Injury Disaster Loan with the U.S. Small Business Administration in the original principal amount of $150,000. The loan bears interest at a fixed rate of

3.75% per annum and matures on May 6, 2050. The Company makes interest-only payments, with principal payments scheduled to begin in future periods. The outstanding balance of the loan was $150,000 as of December 31, 2023 and 2024.

On October 27, 2023, the Company entered into a loan agreement amounting to $100,000 to fund its operations. The loan bore interest at a variable rate equal to the Margin plus 19.99% and matured on October 26, 2024. On November 7, 2024, the Company renewed the loan for $33,000. As of December 31, 2024 and 2023, the outstanding loan balances were $31,816 and $40,000, respectively.

On November 30, 2023, the Company entered into a loan agreement in the amount of $2,900,000, guaranteed by the U.S. Small Business Administration. The loan proceeds were used to refinance existing debt, pay related fees, and provide working capital. The loan bears interest at 10.5% for 2023 and 10.0% commencing in 2024, and matures on November 29, 2034. The obligation is also guaranteed by Kerry Sachs, Chief Executive Officer, and James Sachs, Chief Operating Officer. The outstanding balances as of December 31, 2024 and 2023 were $2,771,949 and $2,874,972, respectively.

On December 5, 2023, the Company entered into a Vehicle Retail Installment Contract with Crescent Ford Inc. for the purchase of a 2022 Ford vehicle with a total sale price of $52,675. The Company made a cash down payment of $5,000 upon execution of the agreement. The remaining balance is subject to an annual interest rate of 8.49% under the terms of the installment contract. The agreement has a maturity date of January 19, 2030.

Line of Credit

The Company maintains a Business Loan Agreement (Asset Based) with Triad Business Bank that provides a revolving line of credit of up to $750,000. Borrowings under the facility bear interest at an annual rate of Prime plus 0.50%. The line of credit is supported by accounts receivable and inventory of the Company as we as personally guaranteed by Kerry Sachs and James Sachs. The balances outstanding were $494,801 and $405,457 as of December 31, 2024 and 2023, respectively.

The Subsidiary maintains a revolving Business Line credit facility with Wells Fargo Bank, with a maximum available credit of $56,300. The facility bears a variable annual interest rate, which was 16.75% in 2023 and 15.75% in 2024. The line of credit is unsecured and personally guaranteed by Kerry Sachs. The balances outstanding were $41,569 and $43,062 as of December 31, 2024 and 2023, respectively.

Loan Payable – Related Parties – On November 21, 2018, the Company has outstanding loans payable to related parties, Kerry Michael Sachs, Chief Executive Officer, and James Sachs, Chief Operating Officer. The original notes, each in the amount of $25,000, bear simple interest at a fixed rate of 10% per annum. Interest is payable monthly, with no principal due until maturity. The notes mature on the earliest of (i) 730 days from the date of execution, (ii) the closing of an anticipated SAFE or (iii) sale of Series C Preferred Shares, or (iv) the sale of the Company to a single owner. The outstanding balances under these notes were $65,001 as of December 31, 2023 and 2024.

Receivable Financing - On October 31, 2024, the Company entered into receivables sale agreement (merchant cash advance) with Itria Ventures LLC. Under the terms of the agreement, the Company received net proceeds of

$75,000, in exchange for selling $93,000 of its future receivables. The advance is to be repaid by remitting 2.36% of the Company's weekly receivables collections, or a fixed weekly amount of $1,192, until the purchased amount is fully paid. The arrangement does not provide for a stated term, interest rate, or annual percentage rate (APR). The obligations are guaranteed by Kerry Michael Sachs, the Company's Chief Executive Officer. As of December 31, 2024, the outstanding balance under the agreement was $69,357.

Debt Summary

				For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Debt**	**Current Portion**	**Non-Current Portion**	**Total Debt**
Loan Payable	3,205,906	3.75%-21.99 %	2024-2050	36,780	2,954,887	2,991,667	46,203	3,024,973	3,071,176
Line of Credit	806,300	Various	2025	536,370	-	536,370	448,520	-	448,520
Receivable Financing	75,000			69,537	-	69,537	-	-	-
Loan Payable - Related Party	50,000	10%	On demand	65,001	-	65,001	65,001	-	65,001
Total				**707,688**	**2,954,887**	**3,662,575**	**559,724**	**3,024,973**	**3,584,697**

Debt Principal Maturities Subsequent to 2024

Year	Amount
2025	707,688
Thereafter	2,954,887

NOTE 6 – EQUITY

The Company has authorized 3,000,000 of common shares with no par value. There were 1,462,818 shares issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,000,000 of preferred shares with no par value, of which 676,086 shares are designated as Series A Preferred Stock and 225,914 shares are designated as Series B Preferred Stock. There were 553,611 shares of Series A Preferred Stock and 224,745 shares of Series B Preferred Stock issued and outstanding as of 2024 and 2023.

Voting: Holders of shares of Series A and Series B Preferred Stock shall have the right to that number of votes equal to the number of shares of Common Stock into which such shares could then be converted.

Dividends: The holders of Series A and Series B Preferred Stock shall be entitled to receive, pari passu and out of any legally available assets, annual dividends of $0.616 per share for Series A and $0.915 per share for Series B. Dividends on these shares are not cumulative. No dividends were declared or paid during 2024 and 2023.

Conversion: Each share of Series A and Series B Preferred Stock shall be convertible at the option of the holder into fully paid and nonassessable shares of Common stock by dividing $6.16 per share of outstanding Series A Preferred Stock and $9.15 per share of outstanding Series B Preferred Stock.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Treasury Shares: During the year, the Company repurchased 77,248 shares of its Series A Preferred Stock at an aggregate cost of $1. The repurchased shares are held as treasury stock and are presented as a reduction of stockholders' equity in the accompanying financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 1, 2025, the date these financial statements were available to be issued.

In January 2025, the Company filed a legal claim against Trader Joe's in the United States District Court for the Southern District of Florida. The case alleges that certain coffee products sold as "Low Acid Coffee" were fraudulently labeled as regular coffee despite containing less than 50% of the caffeine found in regular coffee. A hearing is scheduled for October 2025, at which time Trader Joe's has filed a motion to dismiss. Management is currently unable to predict the outcome of this litigation, and no accrual has been recorded in the accompanying financial statements as the outcome cannot be reasonably estimated at this time.

On February 26, 2025, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third-party. As part of the arrangement, the Company is entitled to advertising inventory with a net media value of $2,000,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing.

On May 29, 2025, the Company renewed its Business Loan Agreement (Asset Based) with Triad Business Bank. The agreement provides a line of credit facility for up to $750,000, with a maturity date of May 21, 2026. Advances under the facility are subject to a borrowing base formula tied to eligible accounts receivable and inventory. The loan is secured by substantially all of the Company's assets and is subject to standard conditions, including the delivery of compliance certificates, maintenance of collateral schedules, and satisfaction of financial and reporting covenants.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF PUROAST

70% Less Acid, 7 x More Antioxidants, 100% Pure Coffee

Puroast Coffee is set apart from all other brands by its unique combination of flavor and proven wellness, and now positions the company to become the dominant brand in the fast growing Low Acid Coffee category.   Sold nationwide via Amazon, Kroger, Publix and at Puroast.com.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Discover PUROAST COFFEE

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Invest Now
20% Discount

MIN INVEST	VALUATION CAP
$500	$40M

REASONS TO INVEST

Solving Coffee's Acid Problem

Coffee is a leading source of acid in the American diet, and is a major cause of heartburn (1 - WebMD) Studies show Puroast offers coffee that can satisfy up to 30% of adults who experience weekly acid reflux from coffee drinking .

Created & Led by Industry Pioneers

Founded by entrepreneurs, Puroast's team includes leaders with decades of engineering, operations, finance, distribution and governance experience.

IP-Driven Platform with National Reach

With a well-established manufacturing operation in its North Carolina plant, a soon-to-issue patent (December, 2025) for its roasting process and distribution through Amazon and Kroger, Puroast is positioned to scale efficiently.

TEAM



Kerry Michael Sachs • Chief Executive Officer
With Puroast Coffee since 1998, Kerry oversees financial and administrative operations and has led previous capitalization efforts. Led development of the Puroast technology.
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James Murphy Sachs • Chief Operating Officer
Serving as COO since 2007 and company co-founder, James is directly engaged in all due diligence activities with prospective investors.
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Hector Gutierrez • Board Member and external CFO
Since 2020, Hector has supported financial reporting, tax compliance, and board-level strategic discussions. He is also a partner at Istmo Consulting & Advisory, where he focuses on corporate governance and finance operations.
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THE PITCH

Redefining Coffee for Wellness-Conscious Consumers



Puroast Coffee is redefining the coffee experience through its extraordinary coffee: smooth, rich flavor, proven low acid and enriched in antioxidants all made possible through its special roasting process. Designed to minimize acidity and bitterness, Puroast appeals to health-conscious consumers who don't want to compromise on flavor. The company has published third-party studies, a patent-pending process, and partnerships with Sinclair Media and major retailers.

Manufacturing, infrastructure and distribution investments made in 2024, are returning more efficient operations, better margins and expanded distribution opportunities in 2025.

Puroast Coffee produces 100% pure, low-acid coffee designed for wellness-conscious consumers. Sold nationwide via Amazon, Kroger, Publix, and at Puroast.com.

Puroast Clean Tech Roasters

THE PROBLEM & OUR SOLUTION

Millions Struggle With Acidic Coffee - Puroast Offers a Better Way

Coffee is the most consumed beverage in the American diet, but it's also a leading source of dietary acid, contributing to heartburn and digestive discomfort in millions. Approximately 30% of U.S. adults experience acid reflux weekly.

"Coffee, leading cause of heartburn" - WebMD

Puroast solves this with a proprietary roasting process that reduces acid levels by an average 70% while maintaining rich flavor and full caffeine content. Our coffee contains no additives, chemicals, or treatments—just 100% pure coffee. Published research from NC A&T (2024) and UC Davis (2007) supports these claims. This approach has positioned Puroast as a leader in the emerging "low acid coffee" category; no other brand has demonstrated it can deliver these qualities.


6.75X Lavazza
6.5X Purity
6.0X Tyler's Acid Free
5.0X Lifeboost, Folgers
4.5X Clean Coffee, VitaCup
4.0X Dunkin Donuts
4.0X Folgers Simply Smooth
4.0X Starbucks



THE MARKET & OUR TRACTION

Tapping into a $215B Wellness and Coffee Opportunity

The global coffee and gut-health market presents a $215B+ opportunity. Within the U.S. alone, the low-acid coffee segment is estimated at $14B. Online interest in “low acid coffee” has increased tenfold between 2018 and 2023.

Puroast is currently distributed via Amazon, Kroger, and Publix, with future expansion planned with partners like Costco, Walmart, and Coca-Cola. An investment from Sinclair Broadcasting provides access to 600+ media outlets, enhancing national brand visibility.

Our proprietary roasting system, fueled by 90% renewable biofuel, allows scalable, cost-efficient production with strong margins. Puroast was the #1 clicked low acid coffee brandon Amazon for Q1 and Q2 in 2025.

Puroast’s Road of Discovery

Energy → Flavor → An idea → Start-up → Wellness →Patent... Growth


"People this is the best cup of pure coffee I've ever had in my life."
-Holmes Beltran-

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST NOW

A Unique Brand Built on Quality, Science, Scale, and Demand

Puroast's breakthrough discovery - that you can change the bitterness and adverse acid-levels in coffee simply through roasting - helped it create true Low Acid Coffee. The low acid coffee segment is growing, and after extensive investment in product development, research, manufacturing, distribution and now brand awareness, we believe Puroast is primed to grow right alongside it.

Its authentic origins, along with critical technical and product bonafides, give Puroast a powerful mix of assets, and these will be further strengthened with our process patent that will hopefully be issued later this Fall.

Many of you know the special feeling Puroast provides; for those just learning about us, we think you'll discover what they already know and make it a part of your coffee-drinking ritual.

Puroast is building its brand for all those needing flavor, aroma and caffeine, now adding, the Feel Better, Not Bitter® experience to their daily coffee ritual. Join a company whose technology, craft and experience sets them apart in delivering a real consumer need to a potential $14B, market through a great cup of coffee.

ABOUT

HEADQUARTERS
905 W. Market Center Dr
High Point, NC 27260

WEBSITE
View Site

Puroast Coffee is set apart from all other brands by its unique combination of flavor and proven wellness, and now positions the company to become the dominant brand in the fast growing Low Acid Coffee category. Sold nationwide via Amazon, Kroger, Publix and at Puroast.com.

TERMS

Puroast

Overview

AMOUNT RAISED
$0

VALUATION CAP
$40M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$3,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,832,440	$5,135,628
Cash & Cash Equivalents	$334,054	$1,283,305
Accounts Receivable	$429,255	$509,901
Short-Term Debt	$1,594,536	$2,575,139
Long-Term Debt	$2,237,904	$2,560,489
Revenue & Sales	$5,399,266	$5,918,267
Costs of Goods Sold	$1,940,892	$2,504,413
Taxes Paid	$0	$0
Net Income	-$1,255,648	-$408,493

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Undefined security in Puroast. The amount of Undefined security you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $40,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Undefined security equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine SAFE holders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Existing customers of Puroast Coffee Company will receive a 3% addition to the base discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 2% addition to the base discount + a $25 gift card to use on our website.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 3% addition to the base discount + a $50 gift card to use on our website.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 4% addition to the base discount + a $100 gift card to use on our website.

Flash Perk: Invest $2,500+ between days 60 - 65 and receive a 1% addition to the base discount + a $15 gift card to use on our website.

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive a $25 coffee credit.

Tier 2 Perk: Invest $1,000+ and receive Puroast Custom Travel Mug + $50 coffee credit.

Tier 3 Perk: Invest $2,500+ and receive Puroast Investor Gift Box + $150 coffee credit.

Tier 4 Perk: Invest $5,000+ and receive Puroast Investor Gift Box + $300 coffee credit.

Tier 5 Perk: Invest $10,000+ and Puroast Investor Gift Box + $500 coffee credit + 5% addition to the base discount.

Tier 6 Perk: Invest $25,000+ and Puroast Investor Gift Box + $600 coffee credit + (2) $100 gift+invite to Puroast Coffee Facility StartEngine Puroast Investor Day + 10% addition to the base discount.

Tier 7 Perk: Invest $50,000+ and Puroast Investor Gift Box + $800 coffee credit + (5) $100 gift+invite to Puroast Coffee Facility StartEngine/Puroast Investor Day + 10% addition to the base discount.

*Puroast Investor Box – Travel Coffee Mug, 1 Exclusive Puroast Blends, Puroast T-Shirt/Puroast Hat

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Puroast Coffee Company, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

P21000028992

500383496485

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer: 6/1/22
6/10/22

Date of Adopt

Office Use Only

FILED
22 JUN -1 PM 2:...
SECRETARY OF STATE
TALLAHASSEE, FL

RECEIVED
2022 JUN -1 PM 2:53
TALLAHASSEE, FLO...

FLORIDA DEPARTMENT OF STATE
Division of Corporations

June 3, 2022

INCORPORATING SERVICES, LTD

,

Please honor the original submission date as the file date thanks! :)

SUBJECT: PUROAST COFFEE COMPANY, INC.
Ref. Number: P21000028992

We have received your document . However, the enclosed document has not been filed and is being returned to you for the following reason(s):

The date of adoption of each amendment must be included in the document.

Please return your document, along with a copy of this letter, within 60 days or your filing will be considered abandoned.

If you have any questions concerning the filing of your document, please call (850) 245-6050.

Querida R Silas
Regulatory Specialist II

Letter Number: 322A00012418

Please honor the original submission date as the file date thanks! :)

RECEIVED
2022 JUN 10 PM 2:51
TALLAHASSEE, FLORIDA

Incorporating Services, Ltd.
1540 Glenway Drive
Tallahassee, FL 32301
850.656.7956
Fax: 850.656.7953
www.incserv.com
e-mail: accounting@incserv.com

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ORDER FORM

TO Florida Department of State
The Centre of Tallahassee
2415 North Monroe Street, Suite 810
Tallahassee, FL 32303
corphelp@dos.myflorida.com
850-245-6051

FROM Melissa Moreau
mmoreau@incserv.com
850.656.7953

REQUEST DATE 5/20/2022 **PRIORITY** Regular Approval **OUR REF # (Order ID#)** 1040648

ORDER ENTITY
PUROAST COFFEE COMPANY, INC.

PLEASE PERFORM THE FOLLOWING SERVICES:
PUROAST COFFEE COMPANY, INC. (FL)

File the attached restated document

NOTES:
$35.00 Authorized
Email address for annual report reminders: tlomax@sundocfilings.com

RETURN/FORWARDING INSTRUCTIONS:
ACCOUNT NUMBER: I20050000052

Please bill the above referenced account for this order.

If you have any questions please contact me at 656-7956,

Sincerely,

Please bill us for your services and be sure to include our reference number on the invoice and courier package if applicable. For UCC orders, please include the thru date on the results.

FILED

.. JUN - 1 PM 7:42

SECRETARY OF STATE
TALLAHASSEE, FL

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF PUROAST COFFEE COMPANY, INC.
a Florida Corporation

The undersigned, Kerry Sachs and James Sachs, hereby certify that:

ONE: They are, respectively, the duly elected and acting President and Secretary of Puroast Coffee Company, Inc. (the "Corporation").

TWO: The Articles of Incorporation of the Corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of the Corporation is Puroast Coffee Company, Inc.

ARTICLE II

The purpose for which this Corporation is organize is to engage in any and all lawful business.

ARTICLE III

(A) Classes of Stock. This Corporation is authorized to issue three classes of stock to be designated, respectively, "Common Stock," "Preferred Stock," Sand The total number of shares which the Corporation is authorized to issue is Five Million (5,000,000); Three Million (3,000,000) shares shall be Common Stock and Two Million (2,000,000) shares shall be Preferred Stock.

(B) Rights, Preferences and Restrictions of Preferred Stock. The Preferred Stock authorized by these Amended and Restated Articles of Incorporation may be issued from time to time in series. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, which series shall consist of Six Hundred Seventy-Six Thousand Eighty-Six (676,086) shares, and Series B Preferred Stock, which series shall consist of Two Hundred Twenty-Five Thousand Nine Hundred Fourteen (225,914) shares, are as set forth below in Article III(C). The Board of Directors is hereby authorized to create, fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with applicable protective voting rights which have been or may be granted to the Preferred Stock or series thereof in certificates of Determination or the Corporation's Articles of Incorporation ("Protective Provisions"), and subject to the requirements of Section 903 of the General Corporation Law, but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such wholly unissued series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those or any present or future class or series of Preferred or Common Stock. Subject to compliance with applicable Protective Provisions, and subject to the requirements of Section 903 of the General Corporation Law, the Board of Directors is also authorized to increase or decrease the number of shares of any series (other than the Series A Preferred Stock and Series B Preferred Stock), prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(C) Series A and Series B Preferred Stock. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A and Series B Preferred Stock are as follows:

1. Dividend Provisions. Subject to the dividend rights of shares of series of Preferred Stock which may from time to time come into existence, the holders of shares of Series A and Series B Preferred Stock shall be entitled to receive dividends *pari passu*, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.616 per share of Series A Preferred Stock and $0.915 per share of Series B Preferred Stock (in each case as adjusted for stock splits, stock dividends, reclassification and the like) per annum, payable when, as and if declared by the Board of Directors. Such dividends on the shares of Series A and Series B Preferred Stock shall not be cumulative. If the legally available assets shall be insufficient to permit the dividends payment to the holders of Series A and Series B Preferred Stock, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire assets of the Corporation legally available for the payment of dividends shall be distributed ratably among the holders of the Series A and Series B Preferred Stock in proportion to the dividend each such holder is otherwise entitled to receive. After payment of dividends to the holders of Series A and Series B Preferred Stock, any additional dividends shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock then held by each holder.

2. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of Series A and Series B Preferred Stock shall be entitled to receive in preference to the holders of the Common Stock an amount equal to the Original Issue Price of $6.16 per share of Series A Preferred Stock and the Original Issue Price of $9.15 per share of Series B Preferred Stock plus, in each case, declared and unpaid dividends. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A and Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A and Series B Preferred Stock in proportion to the liquidation preference each such holder is otherwise entitled to receive.

(b) After the distributions described in subparagraph (a) above in this Section 2 have been paid, subject to the rights of series of Preferred Stock which may from time to time come into existence, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably among the holders of the Common Stock of this Corporation.

(c) A consolidation or merger of this Corporation with or into any other corporation or corporations, or a sale, conveyance or disposition of all or substantially all of the assets of this Corporation or the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% or the voting power or the corporation is disposed of, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2.

3. Conversion. The holders of the Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Subject to subsection (b) below, each share of Series A and Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A and Series B Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of $6.16 per share for each outstanding share of Series A Preferred Stock, and the Original Issue Price of $9.15 per share for each outstanding share of Series B Preferred Stock, by the Conversion Price at the time in effect therefore. The initial Conversion Price shall be $6.16 per share for shares of Series A Preferred Stock, and $9.15 per share for shares of Series B Preferred Stock provided, however, that the Conversation Price for the Series A and Series B Preferred Stock shall be subject to adjustment as set forth below herein.

(b) Automatic Conversion. Each share of Series A and Series B Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for the Series A and Series B Preferred Stock immediately upon the consummation of the Corporation's sale of its Common Stock in an offering registered under the Securities Act of 1933, as amended (the "Act"), or exempt therefrom under the provisions of Section 3(b) of the Act, and the rules and regulations promulgated thereunder, the offering price of which is not less than $36.60 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and $5,000,000 in the aggregate.

(c) Mechanics of Conversion. Before any holder of Series A and Series B Preferred Stock shall be entitled to convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates thereof, duly endorsed, at the office of this Corporation or of any transfer agent for the Series A and Series B Preferred Stock, and shall give written notice by mail, postage prepaid, to this Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A and Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A and Series B Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Series A and Series B Preferred Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A and Series B Preferred Stock shall not be deemed to have converted such Series A and Series B Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Series A and Series B Preferred Stock. The Conversion Price of the Series A and Series B Preferred Stock shall be subject to adjustment from time to time as follows:

(i) In the event the Corporation should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series A and Series B Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(ii) If the number of shares of Common Stock outstanding at any time is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Prices for the Series A and Series B Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(iii) Except as otherwise set forth herein, upon each issuance by the Corporation of any Additional Stock (as defined below), after the date upon which any shares of the Series A and Series B Preferred Stock were first issued (the "Purchase Date" with respect to the Series A and Series B Preferred Stock), without consideration or for a consideration per share less than the Conversion Price for the Series A and Series B Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for the Series A and Series B Preferred Stock in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 3(d)(iii), unless otherwise provided in this Section 3(d)(iii).

(A) Adjustment Formula. Whenever the Conversion Price is adjusted pursuant to this Section (3)(d)(iii), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such existing Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Section 3(d)(iii)(E) below.

(B) Definition of "Additional Stock." For purposes of this Section 3(d)(iii), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 3(d)(iii)(E)) by the Corporation after the Purchase Date) other than:

(1) Shares, options, and warrants of and on Common Stock issuable or issued to employees, consultants, directors or vendors (if in transactions with primarily nonfinancing purposes) of this Corporation directly or pursuant to a plan or approved by the Board of Directors of this Corporation at any time;

(2) shares issued as dividends or distributions to holders of shares of this Corporation's Series A and Series B Preferred Stock;

(3) shares, warrants, and options issued in connection with a merger, acquisition, or other combination with another entity, in a transaction approved by the Corporation's Board of Directors;

(4) Capital stock, or options or warrants to purchase capital stock, issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions, in each case that are approved by the Board of Directors of the Corporation;

(5) Common Stock issued or issuable upon

conversion of the Series A and Series B Preferred Stock;

(6) shares of Common Stock issued or issuable in a public offering in connection with which all outstanding shares of Series A and Series B Preferred Stock will be converted into Common Stock;

(7) shares (or warrants therefore) issued or issuable to an entity as a component of any business relationship with such entity for the purpose of (i) joint venture, technology licensing or development activities, (ii) distribution, supply or manufacture of the Corporation's products or services or (iii) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors of the Corporation;

(8) shares issued in connection with any settlement agreement approved by the Corporation's Board of Directors;

(9) Shares of Common Stock issued or issuable with the affirmative vote of at least a majority of the then outstanding shares of Preferred Stock, voting together as a class.

(C) No Fractional Adjustments. No adjustment of the Conversion Price for the Series A and Series B Preferred Stock shall be made in an amount less than one one-tenth cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) Determination of Consideration. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the cash received by the Corporation therefor. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors irrespective of any accounting treatment.

(E) Deemed Issuances of Common Stock. In the case of the issuance (whether before, on or after the applicable Purchase Date) of securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Section 3(d)(iii):

1. The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any

Common Stock Equivalents shall be deemed to have been issued at the time such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Section 3(d)(iii)(D).

2. In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Series A and Series B Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

3. Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Series A and Series B Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

4. The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Section 3(d)(iii)(E)(1) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 3(d)(iii)(E)(2) or 3(d)(iii)(E)(3).

4. Voting Rights. Holders of shares of Series A and Series B Preferred Stock shall have the right to that number of votes equal to the number of shares of Common Stock into which such shares of Series A and Series B Preferred Stock could then be converted (with, any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share), and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of this Corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

5. Status of Converted or Redeemed Stock. In the event any shares of Series A and Series B Preferred Stock shall be converted pursuant to Article III(C)3 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Articles of Incorporation of this Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

(D) Common Stock. This Corporation reserves to the Common Stock all of the rights, preferences, privileges and restrictions under the laws of the State of Florida not otherwise granted hereunder to the Preferred Stock. The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of this Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE IV

(A) The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under Florida law.

(B) This Corporation is authorized to indemnify agents of this Corporation, including without limitation, directors and officers, whether by bylaw, agreement, or otherwise, to the fullest extent permissible under Florida Law.

THREE: The foregoing amendment was approved by the Board of Directors of the Corporation on October 5, 2021.

FOUR: The foregoing amendment was approved on April 18, 2022 by the holders of the requisite number of shares of the Corporation in accordance with Section 607.1103 of the Florida Statutes: the total number of outstanding shares of each class entitled to vote with respect to the foregoing amendment was (i) 1,110,187 shares of Common Stock, 676,086 shares of Series A Preferred Stock, and 224,745 shares of Series B Preferred Stock, voting together as a single class, (ii) 1,110,187 shares of Common Stock, voting together as a separate class, and (iii) 900,831 shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a separate class. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required, such required vote being more than 50 percent of the outstanding shares of (i) Common Stock and Series A and Series B Preferred Stock voting together, (ii) Common Stock voting together as a separate class, and (iii) Series A and Series B Preferred Stock voting together as a separate class.

IN WITNESS WHEREOF, the undersigned have executed this certificate on April 18, 2022.

Kerry M. Sachs

Kerry Sachs, President

James Sachs, Secretary

The undersigned certify under penalty of perjury under the laws of the State of Florida that they have read the foregoing certificate and know the contents thereof, and that the statements therein are true and correct of their own knowledge.

Executed at Miami, Florida on April 18, 2022.

Kerry Sachs, President

James, Secretary

Exhibit G to Form C

Test The Waters Materials

Dear Isabella

I'm writing here first to thank you for being a loyal customer of ours. We are appreciative of your business and recognize by your repeat purchases that you enjoy Puroast Coffee's combination of rich, smooth flavor and verified 70% less acid.

As you may know already from seeing our information and website, these qualities are only available in Puroast. It's our process, inspired by the beautiful roasting traditions of coffee growers, that uniquely delivers a cup of coffee filled with aroma, flavor and the wellness of true low acid coffee. And equally important for you, all of this is backed by published scientific reporting, the only low acid brand to do so.

I'm also writing to make you aware of a recent development here. For the first time we are going to make available to our customers the potential opportunity to invest in Puroast Coffee. We are currently working with StartEngine to prepare for a potential upcoming Regulation Crowdfunding Campaign. We know Puroast delivers you coffee full of enjoyment, but here are some other things that are going on now that is propelling the company forward:

- A national advertising campaign to tell more Americans about the qualities you know already
  Watch campaign here
- Launch of an espresso capsule product in 2026
- New research comparing Puroast's caffeine levels vs other "Low Acid" brands

We will send you more information about investment opportunities when the offer is open. Separately, we will be hosting webinars, the first slated for October 13th, providing more detail and allowing you to learn more and interact with management. If you're not interested in receiving further information about this potential offer, along with more on all the recent developments at Puroast please click on the Unsubscribe link at the bottom of this email to opt out.

This is an exciting time for us, and we look forward to sharing with you more on how we're building Puroast into prominence as the original, and still only, Low Acid Coffee.

Sincerely,

Kerry Sachs
CEO

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

PUROAST COFFEE